VIA EDGAR

July 28, 2014

Re:	Acceleration Request for Catalent, Inc.
Registration Statement on Form S-1 (File No. 333-193542)

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Daniel Greenspan and
Christina De Rosa

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Catalent, Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 12:00 p.m., Washington, D.C. time, on July 30, 2014, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me at (212) 455-3189 with any questions.

Very truly yours,

/s/ Edward P. Tolley III

Edward P. Tolley III

VIA EDGAR

July 28, 2014

Re:	Acceleration Request for Catalent, Inc.
Registration Statement on Form S-1 (File No. 333-193542)

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Daniel Greenspan and
Christina De Rosa

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Catalent, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 12:00 p.m., Washington, D.C. time, on July 30, 2014, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Catalent, Inc.

By:	/s/ Matthew Walsh
Name:	Matthew Walsh
Title:	Executive Vice President and Chief Financial Officer

Morgan Stanley & Co. LLC

1585 Broadway, New York, New York 10036

J.P. Morgan Securities LLC

383 Madison Avenue, New York, New York 10179

July 28, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler, Daniel Greenspan and
Christina De Rosa

Re:	Catalent, Inc.
Registration Statement on Form S-1 (File No. 333-193542)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Catalent, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 12:00 p.m., Washington, D.C. time, on July 30, 2014 or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i)	Dates of distribution: July 18, 2014 through the date hereof.

(ii)	Number of prospectuses distributed: a total of approximately 8,463 copies of the preliminary prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

(iii)	We have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

J.P. MORGAN SECURITIES LLC

As Representatives of the Underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Kathryn Bergsteinsson
Name:	Kathryn Bergsteinsson
Title:	Executive Director

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Chris Pritchard
Name:	Chris Pritchard
Title:	Executive Director

[Signature Page – Underwriters’ Acceleration Request]